UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41225

VIZSLA SILVER CORP.
(Translation of registrant's name into English)

Suite 1723, 595 Burrard Street
Vancouver, British Columbia V7X 1J1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [   ]           Form 40-F [ x ]

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the Period ended October 31, 2025
99.2	Management’s Discussion and Analysis for the Period ended October 31, 2025
99.3	52-109F2 Certification of Interim Filings CEO
99.4	52-109F2 Certification of Interim Filings CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date: December 11, 2025	By:	/s/ Michael Konnert

Michael Konnert
	Title:	Chief Executive Officer